EXHIBIT 99.6
                                                                    ------------


VIKING ENERGY ROYALTY TRUST


FOURTH QUARTER INTERIM REPORT
FOR THE YEAR AND THREE MONTHS ENDED DECEMBER 31, 2004

FOURTH QUARTER HIGHLIGHTS

o Cash Flow From Operations of $35 million, a $1 million increase over the prior quarter.

o On November 23, 2004, entered into an agreement to combine with Calpine Natural Gas Trust ("CNGT") and on February 1, 2005, closed this $445 million acquisition.

o On December 19, 2004, entered into a pre-acquisition agreement to acquire Kensington Energy Ltd. ("Kensington") for $46 million including the assumption of bank debt.

o On January 31, 2005, entered into new credit agreement providing $225 million of credit to support the CNGT merger, Kensington acquisition and ongoing operations.

o Participation level in the Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan continues to exceed 40%, raising $11 million of equity.

o Production averaged 14,979 boe/d, reflecting impact of mechanical disruptions.

o Distributions during quarter of $0.24 per Trust Unit represents 76% of Cash Flow From Operations compared to $0.26 per Trust Unit and 102% in prior year.

o Trust Unit trading establishes support in the $6.50 to $7.00 range providing unitholders with total return of 36% in 2004; 19% from capital appreciation plus a 17% cash yield.

FINANCIAL AND OPERATIONAL HIGHLIGHTS
                                                        THREE MONTHS ENDED             YEAR ENDED
(000'S, EXCEPT PER TRUST UNIT AND PER BOE AMOUNTS)          DECEMBER 31               DECEMBER 31
------------------------------------------------------------------------------------------------------
                                                          2004       2003          2004          2003
------------------------------------------------------------------------------------------------------
FINANCIAL(1)                                          $ 61,828   $ 57,357   $   248,578   $   231,097
Revenue before royalties
------------------------------------------------------------------------------------------------------
Cash Flow From Operations (2)                         $ 34,860   $ 24,533   $   124,821   $   108,323
------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                $   0.32   $   0.25   $      1.21   $      1.28
------------------------------------------------------------------------------------------------------
Cash Distributions (3)                                $ 26,512   $ 25,145   $    99,279   $   106,560
------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                $   0.24   $   0.26   $      0.96   $      1.28
------------------------------------------------------------------------------------------------------
Bank Debt                                                                   $    29,350   $   119,436
------------------------------------------------------------------------------------------------------
OPERATIONAL
Average Daily Production
------------------------------------------------------------------------------------------------------
     Oil (b/d)                                           9,274     10,799         9,719        10,678
------------------------------------------------------------------------------------------------------
     Natural Gas (mcf/d)                                30,576     41,361        33,238        38,950
------------------------------------------------------------------------------------------------------
     Liquids (b/d)                                         610        392           469           456
------------------------------------------------------------------------------------------------------
     Total (boe/d at 6:1)                               14,979     18,084        15,728        17,626
------------------------------------------------------------------------------------------------------
Average Prices, before hedging
------------------------------------------------------------------------------------------------------
     Crude Oil ($/bbl)                                $  46.71   $  34.91   $     44.50   $     36.91
------------------------------------------------------------------------------------------------------
     Natural Gas ($/mcf)                              $   7.10   $   5.70   $      6.86   $      6.59
------------------------------------------------------------------------------------------------------
     Liquids ($/bbl)                                  $  34.58   $  35.62   $     37.57   $     34.51
------------------------------------------------------------------------------------------------------
     Oil Equivalent ($/boe)                           $  44.82   $  34.65   $     43.12   $     37.81
------------------------------------------------------------------------------------------------------
Unitholder Netback per boe                            $  24.94   $  14.46   $     21.51   $     16.66
------------------------------------------------------------------------------------------------------

(1) After adjusting 2003 for changes in accounting policies for Convertible Debentures, Asset Retirement Obligations and commodity price risk management activities.
(2) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital. Refer to the accompanying Management Discussion and Analysis.
(3)  Declared distributions if Unit held throughout the period.

PRESIDENT'S MESSAGE

Viking was very active in the Fourth Quarter of 2004 as we continued with our efforts to improve the performance of the organization and deliver on our stated business objectives. We made significant progress in improving efficiency, increased the level of investment in our assets and announced the acquisitions of Calpine Natural Gas Trust and Kensington Energy Ltd. We are excited about the opportunity to add these organizations and their assets to Viking.

OPERATIONS

Earlier in 2004, we announced our objective to improve the efficiency of Viking's administration and operations. The targeted objective was to reduce both by $0.50/boe by year-end. We are pleased to announce that operating costs for the month of December 2004 were $7.75 and $8.70 for the Fourth Quarter compared to an average of $9.17 in the first three quarters of the year and that administrative costs in the First Quarter of 2004 were $2.06 and had fallen to $1.71 in Fourth Quarter, $1.20 after excluding an accrual in 2004 for our short term incentive program.

These successes are all the more impressive given the general cost increases that are affecting organizations in the currently robust oil and gas industry. It was through the hard work of many employees and contractors that we were able to achieve these successes.

Production during the Fourth Quarter declined approximately 3% compared to the Third Quarter which is a more modest decline than earlier in the year. Production would have been higher except for mechanical problems at a third party operated gas processing facility which affected our production. The problems have now been rectified and production has recovered.

Viking's energized capital expenditure program has been very positive. In the Fourth Quarter, we drilled 14.6 net wells and had a 93% success rate. We achieved notable success with our ongoing horizontal drilling program in the Bellshill Lake area, and completed a six (gross) well infill program at Alexis. Both programs will contribute to volume sustainability in 2005.

FINANCIAL

Financial performance was strong in the Fourth Quarter. Viking benefited from the high quality of our commodity mix as lighter oil and natural gas attracted higher netbacks relative to the heavier production of others in the Western Canadian industry.

We recognize that stability of distributions and an appropriate payout ratio are important to investors. Viking has continued to pay distributions of $0.08/unit per month throughout the quarter. The payout ratio for the Fourth Quarter was 76% and is 79% for the year. We are pleased with the ability to maintain distributions while reducing the payout ratio through 2004.

Viking's financial position was further enhanced during the Fourth Quarter with its bank debt at quarter's end totaling $29.4 million with committed credit facilities of $170 million. The success of the Premium Distribution Reinvestment Program (DRIP) and reduced payout ratio have contributed to the lower leverage in 2004. In early 2005 as part of the closing of the merger with Calpine Natural Gas Trust, Viking announced a new $225 million credit facility with reduced costs and extended repayment terms.

BUSINESS DEVELOPMENT

While we have maintained our efforts to capture value for Unitholders through the accelerated development of our asset base and improving efficiency in our operations and administration, we have also been looking for opportunities to enhance the asset base. During the Fourth Quarter, we announced two such transactions.


Viking Energy Royalty Trust                                                    2

On November 24, Viking announced its intention to merge with Calpine Natural Gas Trust. This transaction closed on February 1, 2005 and increased the size of Viking by about 50% with its commodity mix evenly weighted between light oil and natural gas. We have completed the merger of the two organizations and look forward to capturing the value of opportunities of the combined asset base as well as operational and administrative synergies. We welcome the Calpine Natural Gas Trust Unitholders to the combined trust.

On December 20, we announced an agreement to acquire Kensington Energy Inc. On February 18, 2005, Viking acquired 89.8% of the issued and outstanding shares of Kensington and extended its offer to March 7, 2005. The Kensington asset base complements Viking's new asset base and we look forward to quickly integrating the operations of Kensington.

These transactions, as well as ongoing efforts to rationalize and consolidate Viking's asset base with an objective of increasing efficiency and effectiveness of our operations and investment activity, have improved the asset base. They provide Viking with opportunities to further increase efficiency and provide attractive investment opportunities.

The continued strength in commodity prices and a growing understanding of the impact of Viking's new business plan have contributed to investors receiving an attractive return. In the Fourth Quarter, the combination of unit appreciation and yield resulted in a total unit return of 5% while the return for 2004 is in excess of 36%. We are pleased with this performance and look forward to continuing the execution of our business plan to the betterment of Unitholders. Your support is appreciated; your return is our objective.

(SIGNED)

John Zahary
President and CEO
February 22, 2005




Viking Energy Royalty Trust                                                    3

JANUARY 1, 2005 INDEPENDENT RESERVE EVALUATION

RESERVES METHODOLOGY

Independent engineering evaluations were completed by Gilbert Laustsen Jung Associates ("GLJ") for all Viking properties at January 1, 2005. Valuations below are determined based on GLJ's current escalated price forecast as at January 1, 2005, and constant price forecast as at December 31, 2004. Reserve evaluations are prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101). Viking's disclosure references both Company Interest reserves (working interest reserves + royalties receivable) and Net Interest reserves (working interest reserves + royalties receivable - royalties payable). Abandonment costs are included for producing wells evaluated by GLJ.

RESERVES

Viking reported Company Interest year-end proved plus probable reserves of
52.0 mmboe compared to 59.4 mmboe reported at year-end 2003, a decrease of 12%. On a proved plus probable basis, additions resulting from the company's capital program of 2.2 mmboe were offset by net dispositions of 1.2 mmboe (composed primarily of the Carbon asset disposition as previously announced), production of 5.8 mmboe, and a technical adjustment of 2.7 mmboe. The technical revision is not attributed to any one particular asset, but a series of minor revisions on a number of assets. Approximately 40% of the revision corresponds to property production declines in the first half of 2004, and the remainder corresponds to the removal of undeveloped locations carried previously. Proved producing reserves account for 89% of Viking's total proved reserves with an estimated $44 million of undiscounted future development costs required to bring a further 7% of proved reserves on to production.

RESERVES SUMMARY - COMPANY INTEREST

Reserves at January 1, 2005 using GLJ's January 1, 2005 price forecast

                                                  CRUDE OIL   NATURAL GAS          NGL       TOTAL
                                                    (MBBLS)         (BCF)      (MBBLS)      (MBOE)
---------------------------------------------------------------------------------------------------
Proved Producing                                     25,355          57.4        1,222      36,147
Proved Developed Non-Producing                        1,026           2.0           21       1,387
Proved Undeveloped                                    2,613           1.4           57       2,904
---------------------------------------------------------------------------------------------------
Total Proved                                         28,994          60.9        1,301      40,437
Total Probable                                        8,895          13.9          366      11,578
---------------------------------------------------------------------------------------------------
Total Proved Plus Probable                           37,889          74.8        1,667      52,015
---------------------------------------------------------------------------------------------------


Viking Energy Royalty Trust                                                    4

RESERVES RECONCILIATION - COMPANY INTEREST
Reserves at January 1, 2005 using GLJ's January 1, 2005 price forecast

                                 CRUDE OIL (MBBLS)         NATURAL GAS (BCF)          NGL (MBBLS)              TOTAL (MBOE)
----------------------------------------------------------------------------------------------------------------------------------
                                   PROVED     PROVED +     PROVED      PROVED +     PROVED     PROVED +       PROVED      PROVED +
                                              PROBABLE                 PROBABLE                PROBABLE                   PROBABLE
----------------------------------------------------------------------------------------------------------------------------------
Opening Reserves                   33,026       42,010       77.9          93.5      1,471        1,848       47,488        59,437
Acquisitions                           59           66        0.1           0.1          0            0           68            75
Dispositions                        (397)        (480)      (3.6)         (4.3)       (59)         (71)      (1,062)       (1,265)
Technical Revisions               (1,647)      (1,791)      (3.3)         (5.0)        (9)         (31)      (2,227)       (2,695)
Development                         1,510        1,641        1.9           2.7         69           92        1,926         2,220
Production                        (3,557)      (3,557)     (12.2)        (12.2)      (171)        (171)      (5,756)       (5,756)
----------------------------------------------------------------------------------------------------------------------------------
Closing Reserves                   28,994       37,889       60.9          74.8      1,301        1,667       40,437        52,015
----------------------------------------------------------------------------------------------------------------------------------

ESTIMATED FUTURE NET CASH FLOW - ESCALATED FORECAST
Effective January 1, 2005 using GLJ's January 1, 2005 price forecast
($MM)
----------------------------------------------------------------------------------------------------------------------------------
                                                                  0%             5%             10%             15%            20%
----------------------------------------------------------------------------------------------------------------------------------
Proved Producing                                               503.1          413.7           358.3           318.7          288.6
Proved Developed Non-Producing                                  27.8           22.3            18.6            15.9           13.9
Proved Undeveloped                                              50.2           32.2            22.5            16.5           12.3
----------------------------------------------------------------------------------------------------------------------------------
Total Proved                                                   581.0          468.2           399.4           351.1          314.9
Total Probable                                                 189.8          122.7            87.4            66.3           52.6
----------------------------------------------------------------------------------------------------------------------------------
Total Proved Plus Probable                                     770.8          590.9           486.8           417.4          367.5
----------------------------------------------------------------------------------------------------------------------------------

GLJ COMMODITY PRICE ASSUMPTIONS - CURRENT CASE DATED JANUARY 1, 2005

YEAR                                                           WTI - CUSHING          LIGHT CRUDE -           AECO-C SPOT
                                                                 OKLAHOMA               EDMONTON              NATURAL GAS
                                                               ($US/BBL) (1)         ($CDN/BBL) (2)          ($CDN/MMBTU)
-------------------------------------------------------------------------------------------------------------------------
2005                                                               42.00                  50.25                  6.60
2006                                                               40.00                  47.75                  6.35
2007                                                               38.00                  45.50                  6.15
2008                                                               36.00                  43.25                  6.00
2009                                                               34.00                  40.75                  6.00
2010                                                               33.00                  39.50                  6.00
2011                                                               33.00                  39.50                  6.00
2012                                                               33.00                  39.50                  6.00
2013                                                               33.50                  40.00                  6.10
2014                                                               34.00                  40.75                  6.20
2015                                                               34.50                  41.25                  6.30
Thereafter                                                        +2%/yr                 +2%/yr                 +2%/yr

(1)  West Texas Intermediate

(2)  Edmonton refinery postings for 40 API, 0.3% sulphur content crude


Viking Energy Royalty Trust                                                    5

MANAGEMENT DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") is dated February 22, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements of Viking Energy Royalty Trust ("Viking") for the three months and year ended December 31, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003.

In this MD&A, the term Cash Flow From Operations, including on a per Trust Unit basis, is used and these terms as presented do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore they may not be comparable with the calculation of similar measures for other entities. Cash Flow From Operations as presented is not intended to represent operating profits nor should it be viewed as an alternative to cash flow from operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash Flow From Operations is used by management to analyze operating performance, leverage and liquidity. All references to Cash Flow From Operations throughout this MD&A are based on cash flow from operating activities before Asset Retirement expenditures and changes in non-cash working capital.

ADVISORY - This Management Discussion and Analysis ("MD&A") highlights significant business results and statistics from the Viking Energy Royalty Trust's unaudited interim financial statements for the three months and year ended December 31, 2004 and the accompanying notes thereto. In the interest of providing its Unitholders and potential investors with information regarding Viking, including management's assessment of its future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this MD&A include, but are not limited to, production volumes, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, distributions, access to credit facilities, capital taxes, income taxes, Cash Flow From Operations and regulatory changes. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information although considered reasonable by Viking's management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward looking statements. Forward looking statements often contain terms such as "may", "will", "should", "anticipate", "expects", and similar expressions. Such risks and uncertainties include, but are not limited to, risks associated with conventional oil and gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Viking's regulatory reports and filings made with securities regulators. Viking assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ACCOUNTING CHANGES

Viking's consolidated financial statements for 2004 include three changes in accounting policies as a result of new accounting recommendations of the Canadian Institute of Chartered Accountants: accounting standards for Asset Retirement Obligations and Convertible Debentures have been applied retroactively; and effective January 1, 2004, changes in accounting for Hedging Relationships have been applied prospectively. The prospective implementation of accounting for Hedge Relationships impacts the comparability of Viking's 2004 financial results with prior periods. See Note 2 to the interim consolidated financial statements for a full description of these changes.

OVERVIEW OF FINANCIAL PERFORMANCE

Viking's Fourth Quarter Cash Flow From Operations of $34.9 million is $1.3 million higher than the Third Quarter of 2004 with continued strong commodity oil prices and reductions in operating costs offsetting the impact of a 400 b/d shortfall in production. During the Fourth Quarter of 2004, the West Texas Intermediate benchmark price for crude oil averaged US$48.30 compared to US$43.88 in the prior quarter and US$31.18 in the prior year


Viking Energy Royalty Trust                                                    6
with Viking's commodity price contracts limited to 500 b/d of oil with a price cap of US$30.05 resulting in substantially all of the benefit flowing to Viking. Natural gas prices for AECO deliveries averaged $6.51 per mcf during the Fourth Quarter of 2004 compared to $5.78 in the prior year with Viking's commodity price contracts having no impact in 2004. As anticipated with the oil focus of Viking's Third Quarter capital spending, the oil production in the Bellshill Lake area and at Eagle Lake/Smiley provided 355 b/d of incremental oil production in the Fourth Quarter. Unfortunately, mechanical problems at Gift/Little Horse, Chin Coulee, Bassano and Bashaw substantially offset the incremental oil production, problems that have been resolved during the Fourth Quarter. With Viking's oil focused capital program in the last half of 2004, expected declines in natural gas production at Tweedie/Wappau, West Cove and Channel Lake resulted in a 10,785 mcf/d shortfall in production in the Fourth Quarter compared to the prior year and 1,916 mcf/d as compared to the prior quarter.

Cash Flow From Operations totalled $34.9 million ($0.32 per unit) for the Fourth Quarter of 2004 compared to $24.5 million ($0.25 per unit) in the prior year with year-to-date Cash Flow From Operations in 2004 of $124.8 million comparing with $108.3 million in 2003. Viking's net income for 2004 totals $75.6 million compared to a loss of $55.3 million in the prior year. In 2003, Viking recorded a $130 million permanent impairment in the value of its oil and gas assets, $85 million net of future income tax reductions.

Viking has maintained a stable monthly distribution of $0.08 per Trust Unit since November 2003 and has announced its declaration of an $0.08 per unit monthly distribution through to March 2005. Viking's Fourth Quarter distribution declarations represent 76% of Cash Flow From Operations and 79% for the year-to-date declarations as compared to 102% and 98% in the prior year, respectively.

Viking's Premium Distribution Reinvestment option continues to attract a participation level in excess of 35% which when combined with our regular Distribution Reinvestment option results in an overall participation level of approximately 44%. These programs raised $11.2 million of proceeds during the Fourth Quarter and $8.1 million for the Third Quarter compared to $1.6 million and $2.0 million raised in the First Quarter and Second Quarter of 2004, respectively. In addition, Viking's employees were issued 243,700 Trust Units on the exercise of Trust Unit Options in the Fourth Quarter with proceeds totalling $1.4 million. In total, Viking raised $12.6 million with the issue of 2,004,152 Trust Units during the Fourth Quarter.

At December 31, 2004, Viking's total debt (including its Convertible Debentures) of $103.6 million, represents less than 10 months of Cash Flow From Operations and a total debt to enterprise value of 12%.

TRANSACTIONS CLOSING SUBSEQUENT TO DECEMBER 31, 2004

As announced on January 27, 2005, the Calpine Natural Gas Trust ("CNGT") Unitholders approved the combination of CNGT with Viking and on February 1, 2005, Viking issued 54,132,320 Trust Units to effect the transaction. Subsequent to this acquisition, Viking has a productive capacity of approximately 23,000 boe/d and an estimated enterprise value of $1.3 billion. The combination of Viking's light oil reserves with CNGT's quality natural gas production creates a balanced profile to fund future distributions and provides an expanded portfolio of undeveloped land as well as increased opportunities to enhance existing production. With the issue of 54,132,320 Trust Units to close this acquisition, Viking's balance sheet remains strong with total debt (including Convertible Debentures) of approximately $175 million and available credit lines of $125 million.

As announced, the Kensington Energy Ltd. shareholders tendered 89.8% of its issued and outstanding Class A shares to Viking's cash purchase offer prior to February 18, 2005. Viking has taken up and paid $30.3 million for these shares of Kensington Energy Ltd. ("Kensington") and has extended its offer to March 7, 2005 to allow additional time for the Kensington shareholders who have not tendered their shares to tender their shares to the offer. Subsequent thereto, Viking intends to acquire all of the remaining Kensington shares not deposited under its offer either by the compulsory acquisitions provisions of the Business Corporations Act (Alberta) or pursuant to a subsequent acquisition transaction. Kensington's assets include a significant natural gas presence in Markerville and oil producing properties in central Alberta that are complementary to Viking as well as 60,000 net acres of undeveloped land independently valued at $5 million. Including the Kensington bank debt of $12 million, the total cash consideration of this acquisition should be approximately $46 million and will be funded from Viking's credit facilities.


Viking Energy Royalty Trust                                                    7

SELECTED FINANCIAL INFORMATION

                                                              THREE MONTHS ENDED              YEAR ENDED
(000'S, EXCEPT PER TRUST UNIT AND PER BOE AMOUNTS)               DECEMBER 31                  DECEMBER 31
-------------------------------------------------------------------------------------------------------------------
                                                                  2004          2003           2004           2003
-------------------------------------------------------------------------------------------------------------------
Revenue before royalties (1)                                   $61,828       $57,357       $248,578       $231,097
-------------------------------------------------------------------------------------------------------------------
Cash Flow From Operations (2)                                  $34,860       $24,533       $124,821       $108,323
-------------------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                           $0.32         $0.25          $1.21          $1.28
-------------------------------------------------------------------------------------------------------------------
Net Income (Loss) For the Period (1)                           $29,907     $(94,886)        $75,550      $(55,265)
-------------------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                           $0.27       $(0.98)          $0.73        $(0.66)
-------------------------------------------------------------------------------------------------------------------
Cash Distributions (3)                                         $26,512       $25,145        $99,279       $106,560
-------------------------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                           $0.24         $0.26          $0.96          $1.28
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Total Assets (1)                                                                           $614,118       $658,474
-------------------------------------------------------------------------------------------------------------------
Bank Loans                                                                                  $29,350       $119,436
-------------------------------------------------------------------------------------------------------------------
10.5% Convertible Debentures (1)                                                            $73,763        $73,625
-------------------------------------------------------------------------------------------------------------------
Unitholder Netback per BOE                                      $24.94        $14.46         $21.51         $16.66
-------------------------------------------------------------------------------------------------------------------

   1) After adjusting for change in accounting policies for Convertible Debentures, Asset Retirement Obligations and commodity price risk management activities.

   2) Cash Flow from Operations excludes Asset Retirement expenditures and changes in non-cash working capital.

   3)    Declared distributions if Unit held throughout the period.

The following summarizes the significant changes between the Fourth Quarter's Cash Flow from Operations in 2004 compared to the Third Quarter of 2004 as well as the Fourth Quarter of 2003:

-----------------------------------------------------------------------------------------------------------------
(IN 000'S)                                                               THIRD QUARTER 2004 FOURTH QUARTER 2003*
-----------------------------------------------------------------------------------------------------------------
Cash Flow from Operations                                                          $33,518               $24,533
Commodity Prices                                                                   (1,113)                17,023
Production volumes                                                                 (1,845)              (12,906)
Royalties                                                                            2,179                 2,168
Settlement of commodity price contracts                                               (91)                 (453)
Operating Expenses & Transportation                                                  1,371                 2,159
G&A                                                                                      7                   259
Severance                                                                              248                   747
Interest, including interest on Convertible Debentures                                 460                 1,005
Capital and other taxes                                                                 93                   364
Other                                                                                   33                  (39)
-----------------------------------------------------------------------------------------------------------------
Cash Flow from Operations for the Three Months ended December 31, 2004               $34,860             $34,860
-----------------------------------------------------------------------------------------------------------------

     * As adjusted to reflect the retroactive change in accounting for Convertible Debentures.


Viking Energy Royalty Trust                                                    8

RESULTS OF OPERATIONS

PRODUCTION

Production for the three months ended December 31, 2004 averaged 14,979 boe/d, a decrease of 3% from the 15,375 boe/d averaged in the Third Quarter of 2004. With its oil and liquids production relatively unchanged from the prior quarter, Viking's natural gas production is the source of substantially all of the Fourth Quarter shortfall. Relative to the prior year, Viking's Fourth Quarter volumes are 3,105 boe/d (or 17%) lower with declines in natural gas production at Tweedie/Wappau, West Cove and Channel Lake and the sale of the Carbon property in 2004 accounting for much of the change.

Relative to the prior quarter, Viking's oil production from Bellshill Lake and southwestern Saskatchewan in the Fourth Quarter improved by a combined 355 b/d as a result of drilling activity and a "refrac" program, respectively. However, substantially offsetting these improvements were mechanical problems at Gift/Little Horse, Chin Coulee, Bassano and Bashaw. Otherwise, Viking's oil production remained substantially unchanged between the Third Quarter and the Fourth Quarter of 2004 reflecting the impact of its oil focused capital program.

Viking's natural gas production in the Fourth Quarter totalled 30,576 mcf/d compared to 32,492 mcf/d in the prior quarter, a 6% (or 1,916 mcf/d) shortfall in production. At Tweedie/Wappau, the Alberta Energy and Utilities Board shut-in of approximately 650 mcf/d of natural gas production to protect the underlying bitumen resource continues and the sale of the Carbon property at the end of the Third Quarter resulted in the loss of a further 800 mcf/d. The Province of Alberta has offered temporary assistance to producers affected by their shut-in order. Compared to the prior year, Viking's Fourth Quarter natural gas production is 10,785 mcf/d (or 26%) lower primarily due to declines in production at West Cove and Channel Lake along with the shut-in of Tweedie/Wappau and the sale of the Carbon property. Viking's 2004 decline rate for natural gas reflects the oil focus of its capital spending in 2004.

Year-to-date, Viking's production is 1,898 boe/d (or 11%) less than the 2003 comparative with the decline rate slightly higher than expected primarily due to the lack of capital reinvestment in the properties in the second half of 2003 as well as the first half of 2004. Compared to 2003, Viking's annual rate of decline in oil production approximates 9% as compared to a 15% rate for its natural gas properties.

                                                      THREE MONTHS ENDED               YEAR ENDED
                                                          DECEMBER 31                 DECEMBER 31
                                                      ----------------------------------------------------
 DAILY PRODUCTION VOLUME                                  2004          2003         2004            2003
----------------------------------------------------------------------------------------------------------
Crude oil (bbl/d)                                        9,274        10,799        9,719          10,678
----------------------------------------------------------------------------------------------------------
Natural gas (mcf/d)                                     30,576        41,361       33,238          38,950
----------------------------------------------------------------------------------------------------------
Natural Gas Liquids (bbl/d)                                610           392          469             456
----------------------------------------------------------------------------------------------------------
Total Production (boe/d at 6:1)                         14,979        18,084       15,728          17,626
----------------------------------------------------------------------------------------------------------


PRICING

Viking's Fourth Quarter realized price for crude oil of $46.71 per boe represents a 34% increase over the prices realized in the prior year and a 4% reduction from the Third Quarter of 2004. Natural gas prices of $7.10 in the Fourth Quarter of this year were 25% higher than the prior year and up 5% from the prior quarter. Compared to 2003, Viking's overall realizations of $44.82 per boe in the Fourth Quarter of 2004 and $43.12 per boe for the year-to-date are approximately 29% and 14% higher, respectively.


Viking Energy Royalty Trust                                                    9

                                                      THREE MONTHS ENDED                  YEAR ENDED
                                                          DECEMBER 31                    DECEMBER 31
                                                      -----------------------------------------------------
AVERAGE SELLING PRICE (BEFORE PRICE RISK MANAGEMENT)    2004           2003            2004           2003
-----------------------------------------------------------------------------------------------------------
Crude oil ($/bbl)                                     $46.71         $34.91          $44.50         $36.91
-----------------------------------------------------------------------------------------------------------
Natural gas ($/mcf)                                    $7.10          $5.70           $6.86          $6.59
-----------------------------------------------------------------------------------------------------------
Natural Gas Liquids ($/bbl)                           $34.58         $35.62          $37.57         $34.51
-----------------------------------------------------------------------------------------------------------
Average Price ($/boe)                                 $44.82         $34.65          $43.12         $37.81
-----------------------------------------------------------------------------------------------------------


REVENUES

The following provides a comparison of Viking's revenues in 2004 with its revenues in the prior year after isolating the costs of settling its commodity price contracts in 2003 (in 2004, similar losses have been reported on a separate line in Viking's statement of income - see Note 2 to the interim consolidated financial statements):

                                                         THREE MONTHS ENDED             YEAR ENDED
                                                             DECEMBER 31               DECEMBER 31
(IN 000'S)                                               2004           2003         2004           2003
---------------------------------------------------------------------------------------------------------
Crude oil sales                                       $39,856        $34,687     $158,303       $143,845
Natural gas sales                                      19,973         21,680       83,455         93,630
Natural Gas Liquids sales and Other                     1,974          1,359        6,491          5,970
---------------------------------------------------------------------------------------------------------
Total Sales Revenue                                    61,803         57,726      248,249        243,445
Commodity Price Risk Management (Non-cash
amortization in 2004; cash settlements in 2003)            25           (369)         329        (12,348)
---------------------------------------------------------------------------------------------------------
Total Revenues                                        $61,828        $57,357     $248,578       $231,097
---------------------------------------------------------------------------------------------------------

Crude oil sales revenues in the Fourth Quarter of 2004 were $5.2 million (or 15%) higher than in the prior year primarily due to a $11.80 per barrel increase in price resulting in a $11.7 million favourable variance. The favourable impact of higher oil prices in 2004, as moderated by the Canadian dollar's appreciation, was offset by a $6.5 million reduction attributed to a 1,525 b/d shortfall in oil production as compared to 2003. Similarly in 2004, crude oil sales revenues for the entire year were $14.5 million higher due to a $7.59 per barrel increase in prices providing a $29.6 million favourable variance in revenues offset by a $15.1 million reduction attributed to a 959 b/d shortfall in production as compared to 2003.

Natural gas sales revenues in the Fourth Quarter of 2004 were $1.7 million (or 8%) lower than in the prior year due to a 10,785 mcf/d decrease in production resulting in a $7.0 million drop in revenues while a $1.40 per mcf increase in prices provided $5.3 million of offsetting revenue. Natural gas sales revenues for 2004 were $10.2 million lower primarily due to a 5,712 mcf/d decline in production resulting in a $14.1 million revenue loss offset by a $3.9 million revenue increase attributed to a $0.27 per mcf price increase as compared with 2003.

Commencing on January 1, 2004, Viking adopted the new accounting standard for its commodity price risk management activities and as a result, no longer includes gains and/or losses on commodity price contracts in its revenues from oil and gas sales except for the amortization of unrealized gains on the mark-to-market value of its contracts in place as at January 1, 2004. Subsequent to 2003, both realized gains and/or losses as well as changes in the mark-to-market values are presented separately in the statement of income. Viking's 2004 revenues includes amortization totalling $26,000 for the Fourth Quarter ($329,000 for the year) in respect of the $416,000 of unrealized gains deferred as of January 1, 2004. Prior to January 1, 2004, only realized gains and losses from its commodity price risk management activities were included in Viking's oil and gas sales revenues with losses of $369,000 reported in the three months ended December 31, 2003 and $12.3 million for the year then ended. See the discussion of Losses on Commodity Price Risk Management for the details of the realized and unrealized commodity price management activities in 2004.


Viking Energy Royalty Trust                                                   10

ROYALTIES

As a percentage of revenue, royalties were 13% of total revenues during the Fourth Quarter of 2004 compared to 17% in the prior year and 15% for the entire year in 2004.

                                                         THREE MONTHS ENDED           YEAR ENDED
                                                             DECEMBER 31              DECEMBER 31
                                                      ------------------------------------------------
(IN 000'S EXCEPT PERCENTAGE AMOUNTS)                     2004         2003          2004         2003
------------------------------------------------------------------------------------------------------
Royalties on oil and natural gas liquids sales         $5,192       $5,378       $22,088      $20,673
    As a percent of sales                             (12.4%)      (14.9%)       (13.4%)      (13.8%)
Royalties on natural gas sales                          3,140        2,481        14,236       17,686
    As a percent of sales                             (15.7%)      (11.4%)       (17.1%)      (18.9%)
Mineral taxes                                             816        2,490         3,920        3,748
Alberta Royalty Tax Credits                           (1,384)        (417)       (2,087)      (1,202)
------------------------------------------------------------------------------------------------------
Total Royalties                                        $7,764       $9,932       $38,157      $40,905
------------------------------------------------------------------------------------------------------

OPERATING COSTS

                                                         THREE MONTHS ENDED          YEAR ENDED
                                                             DECEMBER 31            DECEMBER 31
                                                      ----------------------------------------------
                                                         2004        2003          2004        2003
----------------------------------------------------------------------------------------------------
Operating costs (in 000's)                            $11,973     $14,563       $52,106     $53,132
----------------------------------------------------------------------------------------------------
     - on a per boe basis                               $8.70       $8.75         $9.05       $8.26
----------------------------------------------------------------------------------------------------
Transportation costs (in 000's)                        $1,099        $666        $3,735      $2,244
----------------------------------------------------------------------------------------------------

Operating cost expenditures during the Fourth Quarter of 2004 were down $2.6 million (or 18%) compared to the prior year with a $0.05 drop in unit operating costs reflecting the impact of a 17% drop in production from 18,084 boe/d in 2003 to 14,979 boe/d in 2004. Compared to the prior year, Viking's Fourth Quarter costs are lower due to $0.9 million of net blending revenue included as a reduction in costs and a general 10% reduction in all operating cost categories. As compared to the prior quarter, the reductions in power costs as well as repairs and maintenance expenditures continue to reflect Viking's efficiency initiatives in spite of the mechanical disruptions at Chin Coulee, Bassano and Bashaw.

The year-to-date operating costs in 2004 are $1.0 million lower than the prior year primarily due to a $2.3 million reduction in power costs and a $1.8 million increase in net blending revenue offset by general increases resulting primarily from a full year of KeyWest operating costs in 2004 compared to ten months activity in 2003. Higher unit operating costs in 2004 is a direct result of less production in the year as compared to the prior year.

Effective January 1, 2004, Canadian reporting standards require that the cost of delivering products to their respective sales/title transfer points be separately disclosed. Accordingly, Viking has segregated the costs of delivering its natural gas to Alberta's natural gas sales hub, the AECO Storage Hub, as well as the cost of its trucking of crude oil to pipeline receipt points for 2004 and for comparative purposes, also for 2003. The majority of Viking's crude oil production is sold at the wellhead and involves no transportation liabilities and as a result its transportation costs are relatively small.


Viking Energy Royalty Trust                                                   11

GENERAL AND ADMINISTRATIVE EXPENSES
                                                        THREE MONTHS ENDED            YEAR ENDED
                                                           DECEMBER 31               DECEMBER 31
                                                        ---------------------------------------------
                                                            2004       2003        2004         2003
-----------------------------------------------------------------------------------------------------
General and Administrative costs (in 000's)               $2,361     $2,620     $10,650       $9,034
-----------------------------------------------------------------------------------------------------
     - on a per BOE basis                                  $1.71      $1.57       $1.85        $1.40
-----------------------------------------------------------------------------------------------------
Non-cash unit based incentive compensation (in 000's)       $428        $--        $598          $--
-----------------------------------------------------------------------------------------------------

Severance and other costs (in 000's)                         $30     $1,146      $1,496       $2,408
-----------------------------------------------------------------------------------------------------

Viking's general and administrative costs for the Fourth Quarter of 2004 are $0.3 million lower than the prior year and unchanged from the prior quarter. After adjusting the 2004 costs for a $0.6 million accrual for its short term incentive program, Viking's Fourth Quarter spending in 2004 was $0.9 million lower than in the prior year on a comparable basis as no such amounts were recorded in 2003. The most significant change in the Fourth Quarter of 2004 compared to prior year is a $0.4 million reduction in professional fees.

On a year-to-date basis, Viking's general and administrative costs in 2004 are $1.6 million higher than in the prior year primarily due to the $1.9 million increase in costs during the first six months of 2004. During the first half of 2004, Viking's costs were higher due to one-time costs related to recruiting a new president and a significant increase in the number of meetings held by the Directors as well as professional fees incurred. Viking's costs over the second half of 2004, including the accrual of $1 million for the short term incentive program, were $0.3 million less than in 2003.

In the Fourth Quarter of 2004, Viking has recorded a non-cash unit incentive compensation expense of $0.4 million of which $0.1 million is the impact of the capital appreciation of Viking Trust Units on option grants under its Trust Unit Option Plan in 2003 and early 2004 with $0.3 million in respect of the granting of 68,000 Restricted Awards and 68,000 Performance Awards to its new officer team and other new hires. In both 2003 and 2004, Viking's severance costs related to the refocusing of Viking have been segregated from its general and administrative expenditures of an ongoing nature.

INTEREST AND FINANCING CHARGES
                                                         THREE MONTHS ENDED            YEAR ENDED
                                                            DECEMBER 31               DECEMBER 31
                                                        ---------------------------------------------
(IN 000'S)                                                2004      2003          2004           2003
-----------------------------------------------------------------------------------------------------
Interest on bank loan borrowings                          $521    $1,506        $3,954         $6,508
Interest on Convertible Debentures                       1,941     1,960         7,802          7,512
Amortization of deferred charges                           169       171           676            648
Accretion of discount on Convertible Debentures             23        38           138            139
-----------------------------------------------------------------------------------------------------
Total interest expense                                  $2,654    $3,675       $12,570        $14,807
-----------------------------------------------------------------------------------------------------


Viking Energy Royalty Trust                                                   12

In 2004, Viking's interest on its bank borrowings was less than in 2003 for both the three months and year ended December 31 primarily due to a reduced level of borrowings coupled with slightly lower interest rates. The average level of borrowings during the Fourth Quarter of 2004 was approximately $40 million compared to $135 million in 2003 with the reduction due to the $55 million equity offering in July 2004, the 44% level of participation in Viking's Premium Distribution and Distribution Reinvestment Programs subsequent to July 2004 as well as an 80% payout ratio in 2004 compared to 98% in the prior year. Viking's borrowings in 2003 were increased in conjunction with the KeyWest acquisition as well as the acquisition of the Alexis/Lea Park properties. During 2004, Viking's average cost of bank borrowings was approximately 4% compared to 5% in the prior year.

Interest on Viking's Convertible Debentures of $1.9 million is essentially unchanged quarter-to-quarter except to reflect the number of days in each quarter and any conversions, which are infrequent. Comparing the year-to-date interest costs, the 2004 charge is $0.3 million higher compared to 2003 due to the Convertible Debentures being outstanding for 15 fewer days in 2003 with their issuance on January 15, 2003. The related issue costs of $3.4 million are being amortized on a straight line basis over a five year term while the amortization of their discounting, to reflect the equity component of the Convertible Debentures, follows an imputed present value methodology which weights the amortization more heavily in the later years.

CAPITAL AND OTHER TAXES

Viking is liable for the Large Corporations Tax on the capital base in its wholly-owned corporate subsidiaries and makes quarterly installments in respect of this liability. During 2004, Viking paid $1.7 million for both installments on its 2004 Large Corporations Tax liability as well as the final payments on its 2003 liabilities compared to $1.9 million in the prior year. Except for the Large Corporations Tax, an income fund/royalty trust can structure its interest and royalty payments to effectively transfer the liability for both current as well as future income taxes to their Unitholders.

DEPLETION, DEPRECIATION AND ACCRETION

In 2004, Viking's charge for depletion, depreciation and accretion totalled $18.4 million in the Fourth Quarter and $17.7 million in the Third Quarter representing a charge of $13.36 per boe compared to $25.8 million in the prior year and a charge of $15.52 per boe. For 2004, Viking's annual depletion, depreciation and accretion charge totalled $73.7 million ($12.80 per boe) compared to $85.1 million ($13.23 per boe) in 2003. The depreciation, depletion and accretion charge is lower in 2004 as compared to 2003 due to Viking's lower production volumes in 2004 as well as the impact of the $130 million impairment charge recorded in the Fourth Quarter of 2003. Viking's retroactive adoption of the new Asset Retirement Obligation accounting policy has added approximately $0.60 per boe to the depletion charge in 2004 compared to $0.36 per boe in 2003.

On February 26, 2003, Viking recorded $74.4 million of goodwill in the allocation of the KeyWest acquisition purchase price as the total purchase price exceeded the net identifiable assets and liabilities. The goodwill is not amortized but is subject to an annual impairment test. To December 31, 2004, there has been no impairment of goodwill recorded.


Viking Energy Royalty Trust                                                   13

LOSSES ON COMMODITY PRICE RISK MANAGEMENT

The following summarizes Viking's losses (and gains) realized in 2004 from its commodity price risk management program:

                                               THREE MONTHS      THREE MONTHS      THREE MONTHS     THREE MONTHS
                                                  ENDED             ENDED             ENDED             ENDED
(in 000's)                                     DEC 31, 2004     SEPT 30, 2004     JUNE 30, 2004     MARCH 31, 2004
-------------------------------------------------------------------------------------------------------------------
CRUDE OIL PRICE
-------------------------------------------------------------------------------------------------------------------
     500 b/d with US$30.05 Ceiling                $1,016              $819
     1,000 b/d with US$30.75 Ceiling                  --                --             $1,460
     2,500 b/d with US$31.94 Ceiling                  --                --                 --             $1,150
NATURAL GAS PRICE
-------------------------------------------------------------------------------------------------------------------
     1,896 mcf/d with $6.33 Floor                    (38)              (12)                (4)                --
     9,479 mcf/d with $6.61 Floor                     --                --                 --               (127)
FOREIGN CURRENCY
-------------------------------------------------------------------------------------------------------------------
     13,500 US$/d at CAD$1.3072/US$1.00             (106)               (8)                --                 --
     25,500 US$/d at CAD$1.3213/US$1.00               --                --                 57                 --
     40,000 US$/d at CAD$1.3282/US$1.00               --                --                 --                (16)
ELECTRICAL POWER
-------------------------------------------------------------------------------------------------------------------
     5 megawatts per hour @ 8.2 GJ/MWh               (49)              (67)               (46)                (8)
-------------------------------------------------------------------------------------------------------------------
Total Realized Net Loss                             $823              $732             $1,467               $999
-------------------------------------------------------------------------------------------------------------------

Viking's efforts to reduce the downside fluctuations in commodity prices has resulted in losses of $0.8 million ($0.60 per boe) during the Fourth Quarter of 2004 and $4.0 million ($0.70 per boe) for the year-to-date compared to $0.4 million ($0.22 per boe) and $12.3 million ($1.92 per boe) in the prior year, respectively.

Viking's past commodity price risk management strategy had been to sell "Calls" to offset the cost of "Floors" thereby collaring a specific price range with no initial cash cost. Since January 2004, Viking has not entered into any additional commodity price risk contracts resulting in no commodity price risk management contracts in place beyond the end of the Fourth Quarter in 2004. As detailed in the Outlook for 2005, Viking has assumed natural gas price risk management contracts with its acquisition of CNGT with an unrealized loss of approximately $0.7 million as of January 31, 2005, the effective date of the acquisition.

NET INCOME AND CASH FLOW FROM OPERATIONS

Viking's Net Income for the Fourth Quarter of 2004 totalled $29.9 million with Cash Flow from Operations aggregating to $34.9 million compared to a Loss of $94.9 million and Cash Flow from Operations of $24.5 million in the prior year. In the Fourth Quarter of 2003, Viking recorded a $130.0 million impairment in its oil and gas properties, $85.0 million net of future income taxes. Compared to the prior year, the $10.3 million improvement in Cash Flow from Operations in the Fourth Quarter of 2004 is attributed primarily to higher oil prices along with lower royalties, operating costs and interest charges.


Viking Energy Royalty Trust                                                   14

For 2004, Viking's Net Income totalled $75.6 million compared to a loss of $55.3 million in the prior year with the $130.8 million improvement comprised of two components: an impairment charge of $130.0 million ($85.0 million net of future income taxes) in 2003 and a $45.8 million improvement in ongoing operating results. The improved operating results are primarily driven by a $14.5 million increase in crude oil sales revenue, an $8.3 million favourable reduction in commodity price contract settlements plus a reduction in non-cash charges for depletion, depreciation and amortization ($11.5 million) and future income taxes ($17.9 million) offset by a $10.2 million reduction in natural gas sales revenues. Variances in operating costs, administrative expenditures, interest charges and royalties were less significant. The $16.5 million improvement in Cash Flow from Operations during 2004 was primarily driven by improved crude oil sales revenues and lower commodity price contract settlements offset by lower natural gas sales revenues.

QUARTERLY FINANCIAL INFORMATION
---------------------------------------------------------------------------------------------------------------------------
($000'S, EXCEPT PER UNIT AMOUNTS)              2003 - AS RESTATED                                   2004
---------------------------------------------------------------------------------------------------------------------------
                                     FIRST    SECOND       THIRD      FOURTH       FIRST     SECOND       THIRD      FOURTH
                                   QUARTER   QUARTER     QUARTER     QUARTER     QUARTER    QUARTER     QUARTER     QUARTER
TOTAL SALES REVENUES (1)           $54,418   $61,425     $57,897     $57,357     $59,198    $62,547     $64,819     $61,828
---------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS (1 & 2)  $28,613   $29,667     $25,511     $24,531     $26,764    $29,681     $33,518     $34,860
           - per Trust Unit          $0.44     $0.34       $0.29       $0.25       $0.28      $0.30       $0.31       $0.32
---------------------------------------------------------------------------------------------------------------------------
NET INCOME                         $14,509   $19,530      $5,583   $(94,886)     $14,315    $13,739     $17,590     $29,907
           - per Trust Unit          $0.22     $0.23       $0.06     $(0.98)       $0.15      $0.14       $0.16       $0.27
---------------------------------------------------------------------------------------------------------------------------
CASH DISTRIBUTIONS (3)             $21,829   $30,925     $28,662     $25,144     $23,333    $23,430     $26,004     $26,512
           - per Trust Unit          $0.34     $0.36       $0.32       $0.26       $0.24      $0.24       $0.24       $0.24
---------------------------------------------------------------------------------------------------------------------------

     1) After adjusting for change in accounting policies for Convertible Debentures, Asset Retirement Obligations and commodity price contracts.

     2) Cash from operations excludes non-cash charges as presented in the Consolidated Statement of Cash Flows.

     3) Declared distributions if Unit held throughout the period.

Over the past eight quarters, Viking's revenues have increased primarily due to improving oil prices and reduced losses on settlement of commodity price risk management contracts more than offsetting production declines. Throughout 2004, Viking's Cash Flow from Operations has improved as the costs associated with the change in senior management diminish and subsequent operations initiatives drive a trend to improving production and lower operating and administrative costs. In 2003, Viking's acquisition of KeyWest Energy Corporation in February and the purchase of the Alexis/Lea Park properties in May resulted in step changes to its production profile of 8,600 boe/d and 700 boe/d, respectively. These acquisitions in 2003 resulted in generally higher operating costs while Viking's administrative costs increased to reflect the internalization of the manager, the costs of improving its technical capability and a larger asset base and in late 2003, the initial changes in senior management. These same cost trends resulted in corresponding fluctuations in Viking's quarterly Net Income with the Fourth Quarter of 2003 being significantly impacted with a $130 million impairment charge.

Throughout early 2003, Viking's distributions reflected the fluctuations in production and an increasing cost structure while the distributions since the Fourth Quarter of 2003 reflect stable monthly distributions of $0.08 per Trust Unit with excess Cash Flow from Operations used to fund capital expenditures and improve the balance sheet. Viking's payout ratio in 2003 was 102% of Cash Flow From Operations in the Fourth Quarter and 76% in 2004.


Viking Energy Royalty Trust                                                   15

NETBACK PRICINGS (1)
                                                    THREE MONTHS ENDED      YEAR ENDED
                                                       DECEMBER 31          DECEMBER 31
                                                  -----------------------------------------
(PER BOE)                                            2004       2003       2004       2003
-------------------------------------------------------------------------------------------
Sales                                              $44.82     $34.65     $43.12     $37.81
Royalties                                            5.63       5.97       6.63       6.36
Operating Costs                                      8.70       8.75       9.05       8.26
Transportation                                       0.80       0.40       0.65       0.35
-------------------------------------------------------------------------------------------
Operating Netback                                   29.69      19.53      26.79      22.84
Cash settlements on commodity price contracts        0.60       0.22       0.70       1.92
General and administrative                           1.71       1.57       1.85       1.40
Non-cash unit based compensation expense             0.31         --       0.10         --
Severance and other                                  0.02       0.69       0.26       0.37
Interest on Bank Loans                               0.38       0.91       0.69       1.01
Interest on Convertible Debentures                   1.42       1.20       1.38       1.19
Capital and other taxes                              0.31       0.48       0.30       0.29
-------------------------------------------------------------------------------------------
Unitholder Netback                                 $24.94     $14.46     $21.51     $16.66
-------------------------------------------------------------------------------------------

(1) Certain key performance indicators and industry benchmarks as presented do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entitles.

Unitholder Netbacks have improved in 2004 primarily due to improved commodity prices and a significant reduction in Viking's commodity price risk management activities. In addition, certain unit costs have increased as a direct result of changes in production volumes rather than changes in total expenditures.

CAPITAL EXPENDITURES
NATURE OF EXPENDITURES (IN 000'S)                THREE MONTHS ENDED       YEAR ENDED
                                                  DECEMBER 31, 2004    DECEMBER 31, 2004
                                                 ----------------------------------------
Development Drilling                                         $6,403              $16,996
Capital workovers                                             2,343                8,609
Gathering lines                                                 695                2,329
Facilities and other                                            447                7,249
Asset Retirement expenditures                                   731                1,469
-----------------------------------------------------------------------------------------
Total Capital Expenditures                                   10,619               36,652
Net proceeds from divestitures & acquisitions                (2,414)             (18,453)
-----------------------------------------------------------------------------------------
Net Capital Spending                                        $ 8,205              $18,199
-----------------------------------------------------------------------------------------

During the Fourth Quarter of 2004, Viking participated in the drilling of 33 wells (14.6 net) resulting in 6.8 net oil wells, 6.8 net gas wells and one abandoned well for a success rate of 93%. The significant components of Viking's Fourth Quarter drilling activity included four horizontal wells drilled at Bellshill Lake, a six well program at Alexis 4 and its participation in a 20 well shallow gas program at Channel Lake. In addition, Viking completed a significant refrac program at Eagle Lake and Smiley in western Saskatchewan. Viking intends to continue its focused development in 2005 with 12 wells planned for Bellshill Lake and another six wells in the Alexis area.

During the Fourth Quarter, Viking closed its disposition of a non-core property in the Greencourt area with net proceeds of $2.4 million, after purchase price adjustments. During 2004, Viking has concluded five asset


Viking Energy Royalty Trust                                                   16
dispositions, the largest being the sale of Carbon for $14.0 million, and two acquisitions with net proceeds of $18.5 million as it continues to rationalize its non-core properties.

ASSET RETIREMENT OBLIGATION

Effective January 1, 2004, Viking retroactively adopted its new accounting policy for "Asset Retirement Obligations." The effect of this change at December 31, 2003 was an increase of $28.7 million to Viking's previously recorded future site restoration liability of $6.2 million to reflect a discounted estimate of its future Asset Retirement Obligation. During 2004, Viking increased this liability by $2.9 million ($0.7 million during the three months ended December 31, 2004) to reflect a reduction to the discounting with an increase to its depletion, depreciation and accretion charge, incurred $1.5 million of related expenditures ($0.7 million in the Fourth Quarter) which have been credited against the liability and reduced the liability by $726,000 with respect to the obligations related to the Carbon property which was sold in the Third Quarter. At year-end, Viking re-evaluated its Asset Retirement Obligation in light of recent Alberta Energy and Utility Board restoration estimates resulting in a $13.0 million increase to the discounted estimate of this future liability. The implementation of this standard has not impacted Viking's Cash Flow from Operations.

LIQUIDITY AND CAPITAL RESOURCES

At the end of 2004, Viking had total bank borrowings of $29.4 million, a reduction of $14.4 million from September 30, 2004 and a $90 million reduction from the beginning of the year. The improvement during the Fourth Quarter is primarily the result of Viking's 76% payout ratio during the quarter and the success of its distribution reinvestment program providing $11.2 million of fresh equity. During the Fourth Quarter, Viking's capital expenditures were $10.6 million including $0.7 million of asset retirement spending while its disposition of the Greencourt property provided $3.0 million.

During 2004, Viking declared distributions of $99.3 million representing 79% of its $124.8 million of Cash Flow From Operations as compared to $106.6 million declared in 2003 from Cash Flow From Operations of $108.3 million, representing a payout ratio of 98%. During the Fourth Quarter, Viking declared distributions of $26.5 million in 2004 (representing 76% of its of Cash Flow From Operations of $34.9 million) compared to $25.1 million declared in 2003 representing 102% of its $24.5 million of Cash Flow From Operations.

In July 2004, Viking received regulatory approval for its Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan which allows eligible Unitholders to direct that their monthly cash distributions be reinvested in additional Trust Units at 95% of their average market price, as defined. Commencing with the distribution paid on August 15, 2004, Unitholders representing approximately 38 million Trust Units elected to participate in the Premium Distribution resulting in $11.2 million of distribution reinvestment for 2004 and an overall participation of approximately 44%.

At December 31, 2004, Viking had credit facilities in place with an established Borrowing Base Limit of $170 million with borrowings outstanding of approximately $30 million. Including its Convertible Debentures as debt, Viking's financial ratios are very solid with total debt less than one year's Cash Flow From Operations, its total debt representing 12% of enterprise value and over $140 million of credit capacity available. Viking's Convertible Debentures contain an exercise price of $7.25 per Trust Unit and yield a 10.5% coupon.

On January 31, 2005, Viking entered into a new Credit Agreement which subsequent to the closing of the CNGT acquisition provide a $200 million Extendible Revolving Term Credit Facility and a $25 million Operating Credit Facility. The Credit Agreement provides an initial term to June 30, 2005 but can be extended an additional 364 days on an annual basis with the agreement of the lenders. If the term is not extended, the Credit Agreement matures two years thereafter with no repayments required prior to maturity. The new Credit Agreement replaces Viking's previous arrangements and provides Viking with lower borrowing costs and more flexible repayment terms. Subsequent to the payout of the CNGT bank loans on February 1, 2005, Viking had drawn $100 million under these facilities and had a further $125 million of credit lines available.


Viking Energy Royalty Trust                                                   17

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Viking has contractual obligations entered into during the normal course of operation including the leasing of assets, operating agreements, transportation commitments and sales commitments. These commitments were disclosed in Viking's annual MD&A at December 31, 2003. Except for the Combination Agreement and Pre-Acquisition Agreement identified below, there have not been any significant changes in these obligations.

On November 23, 2004, Viking entered into a Combination Agreement with Calpine Natural Gas Trust ("CNGT") which provided for the implementation, subject to certain conditions, the merger of CNGT with Viking. Pursuant to the terms of the Combination Agreement, the CNGT Unitholders approved the merger at a Special Meeting held on January 27, 2005 and on February 1, 2005, Viking closed the merger with the issue of two Viking Trust Units in exchange for each CNGT Trust Unit. Based on a closing price of $6.93 for its Trust Units, Viking values its issuance of 54,132,320 Trust Units at $375 million.

On December 19, 2004, Viking entered into a Pre-Acquisition Agreement with Kensington Energy Ltd. ("Kensington") pursuant to which Viking agreed it would make an offer to purchase all of the outstanding Class A Shares of Kensington for $0.52 per share with the offer open for acceptance until midnight February 18, 2005. On February 18, 2005, 58.3 million Class A shares of Kensington, representing approximately 89.8% of the issued and outstanding, had been tendered and Viking paid $30.3 million to take up the tendered shares. Viking has extended its offer to March 7, 2005 to allow additional time for the Kensington shareholders who have not tendered their shares to tender their shares to the offer. Subsequent thereto, Viking intends to acquire all of the remaining Kensington shares not deposited under its offer either by the compulsory acquisitions provisions of the Business Corporations Act (Alberta) or pursuant to a subsequent acquisition transaction. In addition to the $12 million required to repay Kensington's bank loan, there remains approximately
6.7 million Class A Shares of Kensington outstanding representing a further purchase commitment of $3.5 million.

OFF BALANCE SHEET ARRANGEMENTS

As discussed in Commodity Price Risk Management, Viking enters into commodity price contracts from time to time to manage its exposure to fluctuating commodity prices. As discussed in Note 2 to the consolidated financial statements, these contracts were disclosed in 2003 and subsequently, to the extent these contracts remain outstanding, their mark-to-market value (or deficiency) has been recorded on the balance sheet with changes reflected in the statement of earnings.

In addition, Viking enters into lease agreements all of which are operating leases with the related costs expensed as an operating or general and administrative expense. Viking has not entered into any guarantee or off balance sheet arrangements that would adversely impact its financial position or results of operations.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants ("CICA") has not issued any new accounting pronouncements that will affect Viking's financial statements.

CRITICAL ACCOUNTING ESTIMATES

In the preparation of Viking's interim consolidated financial statements, management must use estimates based on the best information available at the reporting date. Viking's management has designed internal controls and reporting processes to provide assurance to users of its financial information as to their accuracy and completeness. Financial results incorporate estimates on the following items:

     o Depletion, depreciation and accretion are based on estimates of oil and gas reserves. The risks associated with reserve recovery and estimation are disclosed in more detail in Viking's annual MD&A for the year ended December 31, 2003.

     o   Estimated fair values of commodity price contracts.

     o   Estimated value of future income tax liabilities.

     o Estimated value of asset retirement obligations that is dependent upon the timing and future costs of related expenditures.


Viking Energy Royalty Trust                                                   18

OUTLOOK

Viking has announced monthly distributions of $0.08 per Trust Unit through to March 31, 2005. Provided commodity prices remain strong, Viking anticipates monthly distributions of $0.08 per Trust Unit to continue, reflecting a distribution of approximately 70% to 90% of its Cash Flow From Operations.

Viking expects its daily production will average approximately 23,000 boe/d in 2005 with its First Quarter's production approximating 20,000 boe/d with the CNGT merger effective February 1, 2005 and the Kensington acquisition dated later in the First Quarter. These production estimates are net of the anticipated property acquisitions and dispositions required to tighten Viking's assets within core areas. Subsequent to its acquisition of CNGT, Viking estimates its 2005 unit operating costs to approximate $8.00 per boe with administrative costs to average $1.30 per boe, excluding non-cash compensation expense, if any, related to its Unit Award Incentive Plan. Capital spending plans for 2005 are in the range of $65 million. Viking will continue with its efforts to reduce its unit operating and administrative costs while increasing its level of investment to optimize the long term value of its existing assets.

With the acquisition of CNGT on February 1, 2005, Viking assumed natural gas price risk management contracts on 15,300 GJ/d for the month of February and March of 2005 with an average floor price of $5.74 per GJ and a price cap of $7.78 plus contracts for 10,000 GJ/d for the period April 2005 through October 2005 at an average fixed price of $6.42 and a further 10,000 GJ/d for the period from November 2005 through March 2006 at an average fixed price of $7.08. As at January 31, 2005, these contracts had a mark-to-market deficiency of $730,000.

Viking intends to continue as an active participant in the rationalization and consolidation of royalty trust landscape with an expectation to become a solid mid-sized royalty trust. Viking will continue with the divestment of its less significant or isolated properties while acquiring complementary properties adjacent to its core focus areas in the western Canadian sedimentary basin. During 2004, Viking significantly increased its technical capabilities and in 2005, will leverage off this expertise to improve its capital spending efficiency as well as to identify property acquisitions with significant upside potential. Viking intends to maintain a strong balance sheet through the commodity price cycle with undrawn credit capacity to enable an active property acquisition program.

2005 CASH FLOW FROM OPERATIONS SENSITIVITIES

The following table reflects sensitivities of Viking's anticipated 2005 Cash
Flow from Operations to key assumptions in its ongoing business.
                                                                                      IMPACT ON CASH FLOW
                                                        ASSUMPTION           CHANGE       FROM OPERATIONS
----------------------------------------------------------------------------------------------------------
WTI oil price ($US/bbl)                             $        46.00     $       1.00   $       0.03 / UNIT
CAD/USD exchange rate                               $         0.82     $       0.01   $       0.01 / UNIT
AECO daily natural gas price                        $         6.40     $       0.50   $       0.06 / UNIT
Interest rate on outstanding bank debt                       4.00%             1.0%   $       0.00 / UNIT
Liquids production volume  (bbl/d)                          11,800              200   $       0.01 / UNIT
Natural gas production volume (mcf/d)                       65,000            1,000   $       0.01 / UNIT
Operating Expenses (per BOE)                        $         8.00     $       0.20   $       0.05 / UNIT
----------------------------------------------------------------------------------------------------------


ADDITIONAL INFORMATION

Additional information relating to Viking, including its Annual Information Form and Annual Report, is available at WWW.SEDAR.COM.



Viking Energy Royalty Trust                                                   19

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
(UNAUDITED)
(IN THOUSANDS OF DOLLARS EXCEPT NUMBER OF TRUST UNITS AND PER UNIT AMOUNTS)

                                                                       THREE MONTHS ENDED                   YEAR ENDED
                                                                           DECEMBER 31                      DECEMBER 31
                                                                      2004              2003           2004              2003
------------------------------------------------------------------------------------------------------------------------------
REVENUE                                                                        RESTATED (SEE                    RESTATED (SEE
                                                                                     NOTE 2)                          NOTE 2)
     Oil and natural gas                                           $61,828           $57,357       $248,578          $231,097
     Royalties                                                      (7,764)           (9,932)       (38,157)          (40,905)
------------------------------------------------------------------------------------------------------------------------------
                                                                    54,064            47,425        210,421           190,192
------------------------------------------------------------------------------------------------------------------------------

EXPENSES
     Operating                                                      11,973            14,563         52,106            53,132
     Transportation                                                  1,099               666          3,735             2,244
     General and administrative                                      2,361             2,620         10,650             9,034
     Non-cash unit based incentive compensation                        428                --            598                --
     Severance and other expenses                                       30             1,146          1,496             2,408
     Interest and financing charges (Note 2(b))                      2,654             3,675         12,570            14,807
     Capital and other taxes                                           433               800          1,748             1,854
     Depletion, depreciation and accretion                          18,417            25,830         73,659            85,100
     Losses on commodity price contracts (Note 4)
          Cash settlements                                             823                --          4,021                --
          Unrealized (gains) losses                                 (1,091)               --            290                --
     Impairment of oil and gas properties                               --           130,000             --           130,000
     Future income tax recovery                                    (12,970)          (36,989)       (26,002)          (53,122)
------------------------------------------------------------------------------------------------------------------------------
                                                                    24,157           142,311        134,871           245,457
------------------------------------------------------------------------------------------------------------------------------
                                                                    29,907           (94,886)        75,550           (55,265)
NET INCOME (LOSS) FOR THE PERIOD
------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED EARNINGS (DEFICIT)
 Opening balance - as previously reported                           23,231            72,474         (2,043)           43,052
 Retroactive changes in accounting policies(Note 2)
      Accounting for Asset Retirement Obligation                        --                --        (12,070)          (10,199)
      Reclassification of Convertible Debentures                        --                --         (8,299)               --
------------------------------------------------------------------------------------------------------------------------------
 Opening balance - as restated                                      23,231            72,474        (22,412)           32,853
------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED EARNINGS(DEFICIT) - CLOSING BALANCE                    $53,138          $(22,412)       $53,138          $(22,412)
==============================================================================================================================

NET INCOME (LOSS) PER TRUST UNIT
       Basic and Diluted                                             $0.27            $(0.98)         $0.73            $(0.66)

WEIGHTED AVERAGE NUMBER OF TRUST UNITS
      Basic                                                    110,506,547        96,718,460    103,429,410         4,359,126
      Diluted                                                  110,890,229        96,721,207    103,707,516        84,378,735


Viking Energy Royalty Trust                                                   20

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(IN THOUSANDS OF DOLLARS)                                                    DECEMBER 31        December 31
                                                                                    2004               2003
-----------------------------------------------------------------------------------------------------------
ASSETS                                                                                             RESTATED
                                                                                               (SEE NOTE 2)
Current Assets
     Accounts receivable                                                         $28,601           $ 32,278
     Prepaid expenses                                                              1,969              2,662
------------------------------------------------------------------------------------------------------------
                                                                                  30,570             34,940
------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment  (Notes 2(a) & 3)                                  501,364            542,137
Acquisition Costs                                                                    308                  -
Reclamation fund                                                                   5,385              4,230
Goodwill                                                                          74,433             74,433
Deferred Financing Charges, net of amortization (Note 2(b))                        2,058              2,734
------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                    $614,118          $ 658,474
============================================================================================================

LIABILITIES
Current Liabilities
     Accounts payable                                                            $33,262           $ 32,985
     Unitholder distributions and debenture interest payable                      12,129             11,062
     Due to Related Party - Trust Unit portion                                        --                180
     Current portion of Bank Loan                                                     --              9,952
------------------------------------------------------------------------------------------------------------
                                                                                  45,391             54,179

Bank Loan                                                                         29,350            109,484
10.5% Convertible Unsecured Subordinated Debentures (Notes 2(b) & 5)              73,763             73,625
Future Income Taxes                                                               23,028             49,030
Asset Retirement Obligation  (Notes 2(a) and 6)                                   49,621             34,935
------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                221,153            321,253
------------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Conversion Feature of 10.5% Convertible Unsecured Subordinated
Debentures  (Notes 2(b) & 5)                                                         804                804
Unitholders' Capital  (Note 7)                                                   783,026            704,013
Contributed Surplus (Note 8)                                                         460                 --
Accumulated Earnings (Deficit)                                                    53,138            (22,412)
Accumulated Unitholder Distributions                                            (444,463)          (345,184)
------------------------------------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                                                        392,965            337,221
------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                                       $614,118          $ 658,474
============================================================================================================


Viking Energy Royalty Trust                                                   21

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS OF DOLLARS)                                                  THREE MONTHS ENDED                   YEAR ENDED
                                                                              DECEMBER 31                      DECEMBER 31
                                                                         2004             2003           2004              2003
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES                                                                  RESTATED                         RESTATED
                                                                                  (SEE NOTE 2)                     (SEE NOTE 2)
Net income                                                            $29,907         $(94,886)       $75,550          $(55,265)
Add items not involving cash:
Depletion, depreciation and accretion                                  18,417           25,830         73,659            85,100
Future income tax recovery                                            (12,970)         (36,989)       (26,002)          (53,122)
Costs settled with issuance of Trust Units and other                       --              369            240               822
Unrealized (gains) losses on commodity price contracts                 (1,091)              --            290                --
Amortization of Issue Costs and Accretion of Discount on 10.5%            194              209            815               788
Convertible Debentures
Non-cash unit based incentive compensation                                428               --            598                --
Amortization of deferred commodity price contract gain                    (25)              --           (329)               --
Impairment of oil and gas properties                                       --          130,000             --           130,000
--------------------------------------------------------------------------------------------------------------------------------
                                                                       34,860           24,533        124,821           108,323
Asset Retirement expenditures                                            (731)            (299)        (1,469)             (761)
Changes in working capital                                              2,913            4,664            540            (2,515)
--------------------------------------------------------------------------------------------------------------------------------
                                                                       37,042           28,898        123,892           105,047
--------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of Trust Units, net of issue costs                             1,473           40,534         55,547            92,910
Issuance of 10.5% Convertible Unsecured Subordinated                       --               --             --            71,617
Debentures, net of issue costs
Unitholder Distributions                                              (15,163)         (24,738)       (75,229)          (99,328)
Bank Loan advances (repayments)                                       (14,491)         (31,616)       (90,085)          (43,797)
--------------------------------------------------------------------------------------------------------------------------------
                                                                      (28,181)         (15,820)      (109,767)           21,402
--------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of KeyWest Energy Corporation                                  --             (342)            --           (73,380)
Due to related party-cash portion and internalization costs                --               --             --            (2,981)
Disposal (Acquisition) of oil & gas properties                          2,414             (989)        18,453           (22,887)
Capital expenditures                                                   (9,887)          (6,627)       (35,183)          (25,280)
Acquisition costs                                                        (308)              --           (308)               --
Proceeds from sale of investment                                           --              730             --               730
Change in non-cash working capital                                     (1,079)          (5,850)         2,913            (2,651)
--------------------------------------------------------------------------------------------------------------------------------
                                                                       (8,860)         (13,078)       (14,125)         (126,449)
--------------------------------------------------------------------------------------------------------------------------------
CHANGE IN CASH                                                            $--              $--            $--               $--
================================================================================================================================

Interest paid on 10.5% Convertible Debentures                             $--              $--         $7,875            $4,204
Interest paid on bank loans                                              $603           $1,699         $3,986            $7,219
Capital and other taxes paid                                             $590           $1,256         $1,834            $1,854


Viking Energy Royalty Trust                                                   22

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2004
                                  (UNAUDITED)
               (tabular amounts are in thousands of dollars except
                  number of Trust Units and per unit amounts)

1.   ACCOUNTING POLICIES

     These interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles and have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2003 after giving retroactive effect to a change in accounting for Asset Retirement Obligations and financial instruments that may be settled at the issuer's option in cash or its own equity instruments as described in Note 2. In addition, the accounting for commodity price risk management activity has been changed prospectively with an effective date of January 1, 2004 also as described in Note 2. The disclosures provided in these interim consolidated financial statements are incremental to those included in the audited consolidated financial statements for the year ended December 31, 2003 and do not include all the disclosures required to conform to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the 2003 annual report of Viking Energy Royalty Trust ("Viking").

     DEFERRED CHARGES
     The issue costs related to Viking's issue of 10.5% Convertible Unsecured Subordinated Debentures have been deferred and are being amortized over the five year term of the debentures.

     ASSET RETIREMENT OBLIGATION
     Viking recognizes the fair value of the liability for its asset retirement obligation in the period that it is incurred, if it can be reasonably estimated. When initially recorded, the liability is added to the related capital assets, and is depleted in the same manner as the related capital assets, thereby increasing the depletion, depreciation and accretion expense. The liability is increased each period through an accretion expense to recognize a reduced discounting of the liability. Actual costs incurred to settle an asset retirement obligation are charged against the liability. Upon settlement of a liability, any differences in the liability recorded and actual costs incurred are recognized as a gain or loss in the period and included in the statement of income.

     FINANCIAL INSTRUMENTS
     Viking recognizes the fair value of financial instruments on its balance sheet with changes in the fair value recognized as unrealized gains or losses during the periods in which changes occur. Gains and losses realized on financial instruments are recorded in the same period to which the respective contracts relate. Upon implementation of this accounting policy, unrealized gains were reflected as deferred with the amount amortized to revenue over the life of the respective contracts.


2.   ACCOUNTING POLICY CHANGES

     (a) ASSET RETIREMENT OBLIGATION

     Effective January 1, 2004, Viking changed its accounting policy in respect of "Asset Retirement Obligations" and adopted the new policy, as described in Note 1, on a retroactive basis. Prior to this change, Viking provided for its estimated future site restoration and abandonment costs based on the unit-of-production method and proved reserves.


Viking Energy Royalty Trust                                                   23

     The retroactive adoption of this new accounting policy for Asset
     Retirement Obligations has resulted in the following changes to Viking's consolidated financial statements:
                                                                                       DECEMBER 31       ecember 31
Consolidated Balance Sheet                                                                    2004             2003
                                                                                    --------------------------------
   Property, Plant and Equipment                                                          $ 27,448         $ 16,055
                                                                                    --------------------------------
   Future Income Taxes                                                                    $ (1,908)        $   (582)
                                                                                    --------------------------------
   Asset Retirement Obligation (formerly Provision for Site Restoration)                  $ 43,421         $ 28,708
                                                                                    --------------------------------
   Accumulated Earnings (Deficit)                                                         $(14,064)        $(12,070)
                                                                                    --------------------------------

                                                                       THREE MONTHS ENDED             YEAR ENDED
                                                                          DECEMBER 31                DECEMBER 31
                                                                ----------------------------------------------------
Consolidated Statement of Income                                       2004          2003         2004         2003
                                                                ----------------------------------------------------
   Depletion, depreciation and accretion                              $ 763         $ 654      $ 3,319      $ 2,330
                                                                ----------------------------------------------------
   Future income tax recovery                                        $ (928)       $ (114)    $ (1,325)      $ (457)
                                                                ----------------------------------------------------
   Net Income (Loss) for the period                                   $ 165        $ (540)    $ (1,994)    $ (1,873)
                                                                ----------------------------------------------------

     The adoption of this standard did not impact Viking's Cash Flow From Operations.

     (b) FINANCIAL INSTRUMENTS THAT MAY BE SETTLED AT THE ISSUER'S OPTION IN CASH OR ITS OWN EQUITY

     Effective June 2004, Viking retroactively adopted the revised Canadian accounting standard for "Financial Instruments that may be Settled at the Issuer's Option in Cash or its Own Equity Instruments." This revised standard applies to Viking's 10.5% Convertible Unsecured Subordinated Debentures (the "Convertible Debentures") and requires such financial instruments be classified as a liability with the related interest expensed as incurred and issue costs amortized over the term of the Convertible Debentures. In addition, a portion of the Convertible Debentures relating to its conversion feature is required to be classified as an equity component resulting in the carrying value of the Convertible Debentures being less than their face value. This discount will be accreted over the term of the Convertible Debentures utilizing the effective interest rate method and the 11% interest rate implicit in the Convertible Debentures. Upon conversion of the Convertible Debentures into Trust Units, the equity component of the Convertible Debentures is reclassified to Unitholders' Capital.

     The changes resulting from implementing the revised standard are as follows:

                                                                                       DECEMBER 31     December 31
Consolidated Balance Sheet                                                                    2004            2003
                                                                                 ----------------------------------
   Deferred Financing Charges, net of amortization                                          $2,058          $2,734
                                                                                 ----------------------------------
   Convertible Debentures                                                                  $73,763         $73,625
                                                                                 ----------------------------------
   Equity Component of Convertible Debentures                                                 $804            $804
                                                                                 ----------------------------------
   Unitholders' Capital                                                                  $ (70,915)      $ (70,915)
                                                                                 ----------------------------------
   Accumulated Earnings (Deficit)                                                        $ (16,915)       $ (8,299)
                                                                                 ----------------------------------
   Accumulated Distributions                                                              $ 15,321         $ 7,518
                                                                                 ----------------------------------

                                                                 THREE MONTHS ENDED                YEAR ENDED
                                                                    DECEMBER 31                   DECEMBER 31
                                                       ------------------------------------------------------------
Consolidated Statement of Income                                 2004        2003            2004             2003
                                                       ------------------------------------------------------------
   Interest and financing charges                            $  2,133    $  2,168        $  8,616         $  8,299
                                                       ------------------------------------------------------------
   Loss for the period                                       $ (2,133)   $ (2,168)       $ (8,616)        $ (8,299)
                                                       ------------------------------------------------------------

     The adoption of this standard did not impact Viking's cash flow.


Viking Energy Royalty Trust                                                   24

     (c) FINANCIAL INSTRUMENTS

     Effective January 1, 2004, Viking's adoption of Accounting Guideline 13 in its accounting of "Hedging Relationships" resulted in most of its commodity price contracts not qualifying for hedge accounting and accordingly, all of Viking's commodity price contracts were adjusted to market value as of January 1, 2004 with a deferred gain of $416,000 recorded as at January 1, 2004. Viking has included $25,000 of deferred gain amortization into its revenues during the three month period ended December 31, 2004 and $329,000 since January 1, 2004. The residual amount of the deferred gain on commodity price contracts will be amortized to revenue over the remaining three year term of the contract and is included in accounts payable due to the nominal amount, $87,000.

     Prior to January 1, 2004, Viking recognized gains and losses from commodity price contracts in the period in which they were settled as an adjustment to its oil and gas sales revenue.


3.   PROPERTY, PLANT AND EQUIPMENT

                                                     DECEMBER 31   December 31
                                                            2004          2003
                                                    ----------------------------
     Capitalized Oil and Natural Gas Expenditures       $995,055       $965,027
     Accumulated Depletion and Depreciation             (363,691)      (292,890)
     Impairment recognized December 31, 2003            (130,000)      (130,000)
                                                    ----------------------------
                                                       $ 501,364       $542,137
                                                    ----------------------------


The calculation of depletion and depreciation included $34.4 million ($37.1 million in 2003) in respect of future development costs associated with proved undeveloped reserves and excluded $10.4 million ($11.5 million in 2003) for the estimated value of undeveloped land.

Viking performed its impairment test at December 31, 2004 based on the undiscounted value of future net cash flows associated with its proved reserves using the following benchmark commodity prices:

                         WTI OIL       US$/CDN$        WTI OIL       AECO GAS
                        (US$/BBL)    EXCHANGE RATE    (CDN$/BBL)    (CDN$/MMBTU)
                      ----------------------------------------------------------
   2005                   42.00          0.82            51.22          6.60
   2006                   40.00          0.82            48.78          6.35
   2007                   38.00          0.82            46.34          6.15
   2008                   36.00          0.82            43.90          6.00
   2009                   34.00          0.82            41.46          6.00
   2010 - 2015            33.50          0.82            40.85          6.10


4.   COMMODITY PRICE RISK MANAGEMENT

     Viking uses commodity price and foreign exchange contracts, as well as fixed sales contracts with customers, to manage its exposure to price fluctuations. In the three months ended December 31, 2004, Viking realized a loss of $823,000 in the settlement of such contracts bringing the total realized losses in 2004 to $4,021,000. In 2003, Viking reported the results of its commodity price contracting activity as an adjustment to oil and natural gas sales revenues with a loss of $369,000 reported for the three months ended December 31, 2003 and a loss of $12,348,000 for the year.


Viking Energy Royalty Trust                                                   25

     In 2004, Viking recognized an unrealized loss on its commodity price contracts of $290,000 during the year and an unrealized gain of $1,091,000 in the three months ended December 31, 2004. In 2003, Viking was not required to recognize nor disclose such unrealized gains or losses.

     At December 31, 2004, Viking did not have any commodity price contracts outstanding.


5.   10.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

     On January 15, 2003, Viking issued $75 million of 10.5% Convertible Unsecured Subordinated Debentures (the "Convertible Debentures") for net proceeds of $71.6 million. The Convertible Debentures had an initial maturity date of April 30, 2003, which was extended to January 31, 2008 upon completion of the plan of arrangement to acquire KeyWest Energy Corporation.

     The Convertible Debentures bear interest at 10.5% per annum, paid semi-annually on January 31 and July 31 of each year, and are subordinated to substantially all other liabilities of Viking, including its credit facilities.

     The Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to January 31, 2008 at a conversion price of $7.25 per unit. The Convertible Debentures are not redeemable on or before January 31, 2006 but may be redeemed in whole or in part at the option of Viking at a price of $1,050 per Convertible Debenture after January 31, 2006 and prior to February 1, 2007 and at a price of $1,025 per Convertible Debenture thereafter until their maturity. Redemptions and conversions entitle the holder to accrued and unpaid interest to and including the effective date.

     At the option of Viking, the repayment of the principal amount of the Convertible Debentures may be settled in Trust Units. The number of Trust Units to be issued upon redemption by Viking will be calculated by dividing the principal by 95% of the weighted average trading price. The interest payable may also be settled with the issuance and sale of sufficient Trust Units to satisfy the interest obligation. At December 31, 2004, the fair market value of the Convertible Debentures was $81.9 million.

     The following summarizes the accounting for the principal amount of the Convertible Debentures since their issuance to December 31, 2004.

                                                       DISCOUNTED       EQUITY
                                                       OBLIGATION    COMPONENT      TOTAL
     -------------------------------------------------------------------------------------
     Issued on January 15, 2003                          $ 74,188        $ 812   $ 75,000
     -------------------------------------------------------------------------------------
     Conversion into Trust Units during 2003                 (694)          (8)      (702)
     -------------------------------------------------------------------------------------
     Accretion of Discount recognized in 2003                 131           --        131
     -------------------------------------------------------------------------------------
     Balance at December 31, 2003                          73,625          804     74,429
     -------------------------------------------------------------------------------------
     Accretion of Discount recognized in 2004                 138           --        138
     -------------------------------------------------------------------------------------
     Balance at December 31, 2004                         $73,763        $ 804    $74,567
     -------------------------------------------------------------------------------------


Viking Energy Royalty Trust                                                   26

6.   ASSET RETIREMENT OBLIGATION

     Concurrent with the adoption of the change in accounting policy with respect to its asset retirement obligation, Viking estimated the net present value of its total obligation as at December 31, 2003 to be $34.9 million based on a future liability of $122.6 million, a 8.6% discount factor, an inflation rate of 1.5% per annum and an estimated expenditure profile with the majority of these costs incurred between 2018 and 2026 while extending over the next 56 years.

     During 2004, Viking included an accretion of the discount in its depletion, amortization and accretion expense and reduced the provision in respect of asset retirement expenditures incurred in the year plus the portion of the obligation attributed to properties sold during the year. At December 31, 2004, Viking re-evaluated its asset retirement obligation and determined the amount to be $49.6 million based on a future liability of $152.8 million, an 8.6% discount factor, inflation of 2.0% per annum and an estimated expenditure profile with the majority of these costs incurred between 2018 and 2026 while extending over the next 55 years.

    The following summarizes the details of these changes during the year:
    -------------------------------------------------------------------------------------------------------------
    Balance, December 31, 2003                                                                           $34,935
    Increase due to further asset development                                                              1,033
    Decrease associated with asset disposals                                                               (736)
    Asset Retirement expenditures during the year                                                        (1,469)
    Accretion of discount ($675,000 during the three months ended December 31, 2004)                       2,873
    Change in estimated asset retirement obligation (1)                                                   12,985
    -------------------------------------------------------------------------------------------------------------
    Balance, December 31, 2004                                                                           $49,621
    -------------------------------------------------------------------------------------------------------------

     (1) The most significant component of the change in estimate is associated with Viking's re-assessing their estimates in light of the Alberta Energy and Utility Board's recent guidance on site reclamation costs.

7.   UNITHOLDERS' CAPITAL

     AUTHORIZED
     Unlimited number of Trust Units
     ISSUED                                                                         NUMBER OF  UNITS    BOOK VALUE
     --------------------------------------------------------------------------------------------------------------
     Balance, December 31, 2003                                                           96,858,885      $704,013
     Units issued - internalization of the manager                                            31,858           180
     Distribution reinvestment plan                                                          307,837         1,627
     Employee options                                                                        129,000           729
     Less:  issue costs                                                                           --           (13)
     --------------------------------------------------------------------------------------------------------------
     Balance, March 31, 2004                                                              97,327,580       706,536
     ==============================================================================================================
     Units issued - internalization of the manager                                            40,782           240
     Distribution reinvestment plan                                                          368,519         2,034
     Employee options                                                                         35,157           186
     Less:  issue costs                                                                           --          (161)
     --------------------------------------------------------------------------------------------------------------
     Balance, June 30, 2004                                                               97,772,038       708,835
     --------------------------------------------------------------------------------------------------------------
     Trust Unit Public Offering July 9, 2004                                               9,600,000        54,720
     Distribution reinvestment plan                                                        1,427,289         8,086
     Trust Unit Options, including $52,000 of non-cash consideration                         314,600         1,728
     Less:  issue costs                                                                           --        (2,968)
     ==============================================================================================================
     Balance, September 30, 2004                                                         109,113,927       770,401
     ==============================================================================================================
     Distribution reinvestment plan                                                        1,760,452        11,206
     Trust Unit Options, including $86,000 of non-cash consideration                         243,700         1,419
     ==============================================================================================================
     Balance, December 31, 2004                                                          111,118,079      $783,026
     ==============================================================================================================


Viking Energy Royalty Trust                                                   27

8.   CONTRIBUTED SURPLUS

     At December 31, 2004, Viking recorded $460,000 of Contributed Surplus in respect of the excess of market value over the exercise price of vested grants under its Trust Unit Option Plan and an accrual of the intrinsic value of Restricted Awards and Performance Awards under its Unit Award Incentive Plan.

9.   UNIT-BASED COMPENSATION

     Viking uses the intrinsic value method to value its Trust Unit Options. For options issued subsequent to January 1, 2003, $128,000 has been recorded as non-cash compensation expense for the three months ended December 31, 2004 and $298,000 for the 2004 year. No compensation expense was recorded for the corresponding periods in 2003, as no excess value existed at that time.

     In respect of options issued after December 31, 2001 and prior to January 1, 2003, Viking's policy is to record the cash received from the exercise of options as proceeds in the equity accounts with the excess, if any, not reflected in the accounts. Had Viking applied the intrinsic method and recorded a non-cash compensation expense for these options, the pro forma compensation expense for the year ended December 31, 2004 would have been $409,000 and $59,000 for the three months ended December 31, 2004. The intrinsic value was calculated based on the December 31, 2004 closing unit price of $6.75.

     The options issued have a 10-year term with expiry dates between 2009 and 2014. The weighted average remaining contract term of the options at the end of 2004 is eight years. The exercise price of the options outstanding at December 31, 2004 ranges from $5.23 to $8.55 (before a reduction related to Viking's distributions).

     The number of Units and exercise prices of options are detailed in the table below:

                                                       THREE MONTHS ENDED                       YEAR ENDED
                                                        DECEMBER 31, 2004                    DECEMBER 31, 2004
                                              UNIT OPTIONS            WEIGHTED AVG   UNIT OPTIONS       WEIGHTED AVG
                                                                    EXERCISE PRICE                     EXERCISE PRICE
                                              -----------------------------------------------------------------------
TOTAL OPTIONS OUTSTANDING
   Balance at beginning of period                2,398,250                $ 7.16        3,391,850           $ 7.22
   Granted                                              --                    --          200,000           $ 5.67
   Exercised                                      (243,700)               $ 6.74         (722,300)          $ 6.71
   Cancelled                                       (47,800)               $ 6.11         (762,800)          $ 7.28
                                                 ---------                              ---------
   Balance at end of period                      2,106,750                $ 7.23        2,106,750           $ 7.23
                                                 ---------                              ---------
Exercise Price "Ratchet Down"                                             $(1.39)                           $(1.39)
                                                                          ------                            ------
Adjusted Exercise Price                                                   $ 5.84                            $ 5.84
                                                                          ------                            ------

                                              -----------------------------------------------------------------------
TOTAL OPTIONS EXERCISABLE
   Balance at beginning of period                1,384,250                $ 7.54        1,394,450           $ 7.55
   Balance at end of period                      1,216,150                $ 7.62        1,216,150           $ 7.62


Viking Energy Royalty Trust                                                   28

     On June 9, 2004, the Viking Unitholders approved the adoption of the Unit Award Incentive Plan (the "Incentive Plan"), which authorizes Viking to grant Restricted and Performance Unit Awards to employees, officers, directors and other service providers. The Incentive Plan consists of two types of Trust Unit awards - Restricted Awards and Performance Awards. Restricted Awards entitle holders to receive 50% of Trust Units awarded on the first anniversary of the grant and 50% on the second anniversary with the number of Trust Units adjusted for the value of the distributions from the time of the granting until the Trust Units are issued. Performance Awards entitle holders to all of the Trust Units on the second anniversary of the grant with the number of Trust Units adjusted in a similar manner as the Restricted Units plus a further upward or downward adjustment to reflect the percentile ranking of Viking's Total Unitholder Return, as defined, relative to the Total Unitholder Return of comparable public oil and gas royalty trusts.

     During 2004, Viking granted 68,000 Restricted Awards and 68,000 Performance Awards to it employees and officers and during the three months ended December 31, 2004, has recorded a 2004 non-cash compensation charge of $300,000 to reflect the intrinsic value of these grants. At December 31, 2004, the intrinsic value has been determined using the fair market value of the underlying Trust Units plus the amount of distributions accruing from the date of the grant. The amount of the 2004 non-cash compensation charge is determined by calculating the portion of the vesting period occurring prior to January 1, 2005 and amortizing the related portion of the intrinsic value that relates to 2004 recognizing that the Restricted Awards vest 50% on the first anniversary date of the grant and 50% on the second anniversary while the Performance Awards vest 100% on the second anniversary of the grant date. In respect of the Performance Awards, no adjustments have been made to reflect Viking's total return performance relative to its peers.

     Viking has reserved 3,860,000 Trust Units for issuance under its Unit Awards Incentive Plan.

10.  SUBSEQUENT EVENTS

     On January 27, 2005, the unitholders of Calpine Natural Gas Trust ("CNGT") approved the combination of CNGT with Viking and on February 1, 2005, Viking issued two units in exchange for each CNGT unit to effect the transaction. In addition, Viking repaid $71 million of indebtedness outstanding under CNGT credit facilities and cancelled these credit facilities. This acquisition will be accounted for using the purchase method.

     On January 31, 2005, Viking entered into a new Credit Agreement comprised of an Extendible Revolving Term Credit Facility and a $25 million Operating Credit Facility. Subsequent to the closing of the CNGT acquisition on February 1, 2005, the Extendible Revolving Term Credit Facility established a $200 million credit facility. The Credit Agreement provides an initial term to June 30, 2005 but can be extended an additional 364 days on an annual basis with the agreement of the lenders. If the facility is not extended, the credit agreement matures two years thereafter with no repayments required prior to its maturity. Viking has provided the lenders with a $500 million floating charge security interest in its present and future acquired oil and gas properties. Viking has cancelled its prior credit agreements.

     Subsequent to December 31, 2004, Viking issued 303,100 Trust Units with net proceeds of $1.8 million as a result of the exercise options granted under Viking's Trust Unit Option plan.

     In addition, Viking issued 619,848 Trust Units with net proceeds of $3.9 million on January 15, 2005 and a further 584,118 Trust Units with net proceeds of $3.9 million on February 15, 2005 as a result of unitholder participation in its Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan.


Viking Energy Royalty Trust                                                   29

11.  COMMITMENT

     On December 19, 2004, Viking entered into a Pre-Acquisition Agreement with Kensington Energy Ltd. ("Kensington") pursuant to which Viking agreed it would make an offer to purchase all of the outstanding Class A Shares of Kensington for $0.52 per share with the offer open for acceptance until midnight February 18, 2005. On February 18, 2005, 58.3 million Class A shares of Kensington, representing approximately 89.8% of the issued and outstanding, had been tendered and Viking paid $30.3 million to take up the tendered shares. Viking has extended its offer to March 7, 2005 to allow additional time for the Kensington shareholders who have not tendered their shares to tender their shares to the offer. In addition to the $12 million required to repay Kensington's bank loan, there remains approximately 6.7 million Class A Shares of Kensington outstanding representing a further purchase commitment of $3.5 million.

12.  COMPARATIVE FIGURES

     Certain comparative figures have been restated to conform to the presentation adopted in the current year as well as for the changes in accounting policies described in note 2.



Viking Energy Royalty Trust                                                   30

CORPORATE INFORMATION

DIRECTORS AND OFFICERS                            CORPORATE OFFICE
H. DOUGLAS HUNTER
CHAIRMAN AND DIRECTOR                             Suite 400 Calgary Place
                                                  330 - 5 Ave. SW
JAMES S. BLAIR                                    CALGARY, ALBERTA T2P 0L4
DIRECTOR                                          Tel:  (403) 268-3175
                                                  Fax:  (403) 266-0058
DALE BLUE                                         Email:  VIKINGIN@VIKING-ROY.COM
DIRECTOR                                          Internet:  WWW.VIKINGENERGY.COM

DAVID J. BOONE                                    TRUSTEE AND TRANSFER AGENT
DIRECTOR                                          Computershare Trust Company of Canada
                                                  CALGARY, ALBERTA
THOMAS L. BRINKERHOFF
DIRECTOR                                          BANKERS
                                                  Canadian Imperial Bank of Commerce
WILLIAM FRILEY                                    CALGARY, ALBERTA
DIRECTOR
                                                  AUDITORS
JOHN E. ZAHARY                                    Deloitte & Touche LLP
PRESIDENT AND CEO, DIRECTOR                       CALGARY, ALBERTA

BOB FOTHERINGHAM                                  ENGINEERING CONSULTANTS
VP, FINANCE AND CFO                               Gilbert Laustsen Jung Associates Ltd.
                                                  CALGARY, ALBERTA
ROB MORGAN
VP, OPERATIONS AND CORPORATE DEVELOPMENT          LEGAL COUNSEL
                                                  Macleod Dixon LLP
ROBERT ENGBLOOM, Q.C.                             CALGARY, ALBERTA
CORPORATE SECRETARY
                                                  STOCK EXCHANGE LISTING
DIANE PHILLIPS                                    The Toronto Stock Exchange:  VKR.UN; VKR.DB
INVESTOR RELATIONS ANALYST AND
ASSISTANT CORPORATE SECRETARY

LONN BATE
DIRECTOR, FINANCIAL REPORTING AND TREASURER


    For further information, please visit our website at WWW.VIKINGENERGY.COM



                                                               [GRAPHIC OMITTED]
                                                                  [LOGO-VIKING]]


Viking Energy Royalty Trust                                                   31